UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 7, 2006

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On July 7, 2006, Mittal Steel Company N.V. filed pursuant to Securities Act Rule 424(b)(3) a prospectus supplement dated July 7, 2006 to its amended and restated exchange offer prospectus dated June 29, 2006, together with such amended and restated exchange offer prospectus, each relating to its offer for securities of Arcelor S.A. These documents are attached hereto as Exhibit 99.1. This report on Form 6-K is hereby incorporated by reference into Mittal Steel Company N.V.’s registration statement on Form F-4 (File No. 333-132642).

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Prospectus supplement dated July 7, 2006 to the amended and restated exchange offer prospectus dated June 29, 2006 and the amended and restated exchange offer prospectus dated June 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2006

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Prospectus supplement dated July 7, 2006 to the amended and restated exchange offer prospectus dated June 29, 2006 and the amended and restated exchange offer prospectus dated June 29, 2006